                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1997

                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Represented Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1998

                                 UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                               Statement of Net Assets Available for Benefits With Fund Information
                                                        December 31, 1997
                                            (Thousands of Dollars, except unit value)


                                                                          Small                                   UTC      INVESCO
                                                                         Company     International               Common     Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund $         -  $  163,490  $          -  $           -  $    2,830  $        -  $       -
      Russell 2000 Equity Index Fund                   -           -         1,836              -           -           -          -
      Daily Japanese Equity Index Fund                 -           -             -            104           -           -          -
      Daily Non Japanese Equity Index Fund             -           -             -            313           -           -          -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -       2,316           -          -
      Daily International Equity Index Fund            -           -             -              -       2,716           -          -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -      41,537          -
   Shares of respective registered
     investment companies                              -           -             -              -           -           -      1,074

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                413,162           -             -              -           -           -          -
   Participant loans, at cost                          -           -             -              -           -           -          -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -         624          -
               Total Investments                 413,162     163,490         1,836            417       7,862      42,161      1,074

  Plan receivables                                   616         195             4              2          17         172          3
               Total Assets                      413,778     163,685         1,840            419       7,879      42,333      1,077

Liabilities:
  Accrued liabilities                                  -           -             -              -           -         269          -
  Loans payable, net                                   -           -             -              -           -           -          -
               Total Liabilities                       -           -             -              -           -         269          -

Net Assets Available for Benefits            $   413,778  $  163,685  $      1,840  $         419  $    7,879  $   42,064  $   1,077

Units of participation                        67,062,978   7,787,073       152,037         39,785   3,310,348   3,482,194     37,006

Unit value                                   $      6.17  $    21.02  $      12.10  $       10.53  $     2.38  $    12.08  $   29.09

The accompanying notes are an integral part of these financial statements.
/TABLE

                                 UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                               Statement of Net Assets Available for Benefits With Fund Information
                                                        December 31, 1997
                                            (Thousands of Dollars, except unit value)

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &    Fund for                  Fidelity Low-    PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund       Fund     Fund, Inc.


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                          9,817       3,804         4,213          3,104       5,227      4,153         724

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                   9,817       3,804         4,213          3,104       5,227      4,153         724

  Plan receivables                                    24           9            11              7          15         13           2
               Total Assets                        9,841       3,813         4,224          3,111       5,242      4,166         726

Liabilities:
  Accrued liabilities                                  -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $    9,841  $    3,813  $      4,224  $       3,111  $    5,242  $   4,166  $      726

Units of participation                           258,277     194,964        90,579        123,791     206,464     84,824      28,567

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.
/TABLE

                  UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1997
                              (Thousands of Dollars, except unit value)

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund I      Trust I     Loan Fund       Total


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     166,320
      Russell 2000 Equity Index Fund                   -           -             -          1,836
      Daily Japanese Equity Index Fund                 -           -             -            104
      Daily Non Japanese Equity Index Fund             -           -             -            313
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -          2,316
      Daily International Equity Index Fund            -           -             -          2,716
   United Technologies Corporation Common
     Stock                                             -           -             -         41,537
   Shares of respective registered
     investment companies                          1,577         721             -         34,414

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -        413,162
   Participant loans, at cost                          -           -        15,663         15,663
   Temporary investments, at cost plus
     accrued interest                                  -           -             -            624
               Total Investments                   1,577         721        15,663        679,005

  Plan receivables                                     5           2             -          1,097
               Total Assets                        1,582         723        15,663        680,102

Liabilities:
  Accrued liabilities                                  -           -             -            269
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            269

Net Assets Available for Benefits             $    1,582  $      723  $     15,663  $     679,833

Units of participation                           158,995      55,923    15,663,000

Unit value                                    $     9.95  $    12.94  $       1.00

The accompanying notes are an integral part of these financial statements.
/TABLE

                     UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                    Statement of Net Assets Available for Benefits With Fund Information
                                             December 31, 1996
                                 (Thousands of Dollars, except unit value)
                                                Income      Equity     UTC Common
                                                 Fund        Fund      Stock Fund    Global Fund   Loan Fund         Total


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Government/Corporate Fixed Income
        Index Fund                            $         -  $        -  $          -  $       2,686  $         -      $    2,686
      Large Capitalization Equity Index Fund            -     121,763             -          3,135            -         124,898
      Daily International Equity Index Fund             -           -             -          3,558            -           3,558
   United Technologies Corporation Common
     Stock                                              -           -        28,987              -            -          28,987

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                 413,873           -             -              -            -         413,873
   Participant loans, at cost                           -           -             -              -       11,411          11,411
   Temporary investments, at cost plus
     accrued interest                                  17           -             3              -            -              20
               Total Investments                  413,890     121,763        28,990          9,379       11,411         585,433

   Plan receivables                                 1,013         276           137             42           77           1,545
               Total Assets                       414,903     122,039        29,127          9,421       11,488         586,978

Liabilities:
  Accrued liabilities                                   -          73             7             38            2             120
  Loans payable, net                                  (75)        (76)           41            (14)          27             (97)
               Total Liabilities                      (75)         (3)           48             24           29              23

Net Assets Available for Benefits             $   414,978  $  122,042  $     29,079  $       9,397  $    11,459      $  586,955

Units of participation                         72,672,216   7,746,597     2,684,290      4,546,961   11,459,000

Unit value                                    $      5.71  $    15.75  $      10.83  $        2.07  $      1.00

The accompanying notes are an integral part of these financial statements.
/TABLE

                                 UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                          Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                   Period Ended December 31, 1997
                                                       (Thousands of Dollars)


                                                                         Small                                    UTC      INVESCO
                                                                        Company     International               Common      Total
                                                Income      Equity    Stock Index   Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $       -   $   39,732  $        133  $          20  $    1,171  $   2,663  $       91
  Interest                                       31,101           37             -              1           -          4           -
  Dividends                                           -            -             -              -           -          -          38
               Total Investment Income           31,101       39,769           133             21       1,171      2,667         129

Contributions:
  Participants'                                  23,058        7,780            95             53         777      3,279          74
  Employer's                                      7,253        1,966            22             13         234        824          18
               Total Contributions               30,311        9,746           117             66       1,011      4,103          92

Repayments on loans                               3,920        1,452             7              7         174        610          10


Deductions from net assets attributed to:

  Distributions to participants                  25,606        6,982            12              8         259      1,696           8
  Loans to participants                           6,370        2,158            19              9         175        836           6
  Administrative expenses                            39            5             -              -           1          1           -
               Total Deductions                  32,015        9,145            31             17         435      2,533          14

  Net increase / (decrease) prior to
    transfers                                    33,317       41,822           226             77       1,921      4,847         217

Inter-fund transfers                            (34,489)        (130)        1,614            342      (3,439)     8,172         860
Assets transferred out of Plan                      (28)         (49)            -              -           -        (34)          -

Net increase / (decrease)                        (1,200)      41,643         1,840            419      (1,518)    12,985       1,077

Net Assets Available for Benefits
  December 31, 1996                             414,978      122,042             -              -       9,397     29,079           -

Net Assets Available for Benefits
  December 31, 1997                           $ 413,778   $  163,685  $      1,840  $         419  $    7,879  $  42,064  $    1,077

The accompanying notes are an integral part of these financial statements.
/TABLE

                                 UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                          Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                   Period Ended December 31, 1997
                                                       (Thousands of Dollars)
                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $      887  $      (66) $        165  $         180  $      190  $     440  $     (41)
  Interest                                             -           -             -              -           -          -          -
  Dividends                                          378         418           348            170          (5)        89         72
               Total Investment Income             1,265         352           513            350         185        529         31

Contributions:
  Participants'                                      715         312           362            192         673        418         98
  Employer's                                         174          80            91             47         161         98         27
               Total Contributions                   889         392           453            239         834        516        125

Repayments on loans                                   87          39            70             18         101         49         10


Deductions from net assets attributed to:

  Distributions to participants                      149          47            33             22         106         41          3
  Loans to participants                               76          36            87             21          82         54         12
  Administrative expenses                              -           -             -              3           -          -          -
               Total Deductions                      225          83           120             46         188         95         15

  Net increase / (decrease) prior to
    transfers                                      2,016         700           916            561         932        999        151

Inter-fund transfers                               7,825       3,113         3,308          2,550       4,310      3,167        575
Assets transferred out of Plan                         -           -             -              -           -          -          -

Net increase / (decrease)                          9,841       3,813         4,224          3,111       5,242      4,166        726

Net Assets Available for Benefits
  December 31, 1996                                    -           -             -              -           -          -          -

Net Assets Available for Benefits
  December 31, 1997                           $    9,841  $    3,813  $      4,224  $       3,111  $    5,242  $   4,166  $     726

The accompanying notes are an integral part of these financial statements.
/TABLE

                  UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997
                                        (Thousands of Dollars)

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund I     Trust I     Loan Fund        Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $     (144) $     (244) $         -   $     45,177
  Interest                                             -           -        1,086         32,229
  Dividends                                          164          54            -          1,726
               Total Investment Income                20        (190)       1,086         79,132

Contributions:
  Participants'                                      151          80            -         38,117
  Employer's                                          39          19            -         11,066
               Total Contributions                   190          99            -         49,183

Repayments on loans                                   17          11       (6,582)             -


Deductions from net assets attributed to:

  Distributions to participants                       18          16          263         35,269
  Loans to participants                               25           5       (9,971)             -
  Administrative expenses                              -           -            -             49
               Total Deductions                       43          21       (9,708)        35,318

  Net increase / (decrease) prior to
    transfers                                        184        (101)       4,212         92,997

Inter-fund transfers                               1,398         824            -              -
Assets transferred out of Plan                         -           -           (8)          (119)

Net increase / (decrease)                          1,582         723        4,204         92,878

Net Assets Available for Benefits
  December 31, 1996                                    -           -       11,459        586,955

Net Assets Available for Benefits
  December 31, 1997                           $    1,582  $      723  $    15,663   $    679,833

The accompanying notes are an integral part of these financial statements.
/TABLE

                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation (UTC) Represented Employee Savings Plan (the Plan) is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union represented employees of UTC, covered by collective bargaining agreements that provide for Plan participation, are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make tax deferred contributions of between $2 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will match 50 percent of the participant's contributions, up to specified limits. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA) or tax-deferred contributions for cost of living adjustment (COLA), where permitted. The employer will match 75 percent of the participant's IMA contribution. All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1997, approximately $7,100 of forfeitures were used to fund UTC's contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. As of January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities.

Investment Options. On January 1, 1997, investment options increased to sixteen from the previous four. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.  See
  Note 3.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC Common Stock Fund consists principally of 570,464 and 437,548 shares of UTC Common Stock at December 31, 1997 and 1996, respectively.

 . The INVESCO Total Return Fund invests in shares of a registered investment company that principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio invests in shares of a registered investment company that principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income invests in shares of a registered investment company that principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund invests in shares of a registered investment company that principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The Fidelity Low-Priced Stock Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to be undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The Putnam New Opportunities Fund invests in shares of a registered investment company that principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc. invests in shares of a registered investment company that invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund I invests in shares of a registered investment company that principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton Developing Markets Trust I invests in shares of a registered investment company that principally invests in equity securities of companies in developing countries.

Participant Loans. Certain participants with at least two years of plan participation are allowed to borrow up to 50 percent of their vested account balances excluding IMA and COLA. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to terminating participants. Participants terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in common stock for the period ended December 31, 1997 were approximately $136,000.

Other. Participants who transfer to a new UTC location with a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1997, the Plan's interest in the Master Trust comprised 98,736,805 units of the 1,012,560,383 total units of participation, or 9.75%. At December 31, 1996, the Plan's interest in the Master Trust comprised 99,109,064 units of the total 1,062,864,802 units of participation, or 9.33%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeper fees were paid directly by the employer in 1997. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1997 and 1996 were 8.1% and 7.5%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                                 December 31,  December 31,
                                                           1997          1996
CIGNA                                                  $ 1,456,404   $ 1,512,307
Aetna                                                      437,582       457,815
Travelers                                                  367,509       388,845
Prudential                                                 231,133       236,966
Metropolitan Life                                          780,096       782,764
                                                       $ 3,272,724   $ 3,378,697

Amount of the contracts allocable to the Plan          $   413,162   $   413,873

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

(Thousands of Dollars)                            December 31,
                                                 1997       1996

Net assets available for benefits
  per the financial statements                $  679,833    $  586,955
Amounts allocated to participant
  withdrawals                                          -        (5,348)
Net assets available for benefits
  per Form 5500                               $  679,833    $  581,607

                                                            Year Ended
                                                           December 31,
                                                               1997
Benefits paid to participants per the
  financial statements                                      $   35,269
Add: Amounts allocated to participant
  withdrawals at December 31, 1997                                   -
Less: Amounts allocated to participant
  withdrawals at December 31, 1996                              (5,348)
Benefits paid to participants per Form
  5500                                                      $   29,921

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated
February 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.



                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated: June 26, 1998      By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human
                            Resources Systems
                            United Technologies Corporation





